Your **Vote** Counts!

STARBOX GROUP HOLDINGS LTD.

2023 Annual General Meeting
Vote by September 20, 2023
11:59 PM ET



STARBOX GROUP HOLDINGS LTD.
VO2-03-07, VELOCITY OFFICE 2
LINGKARAN SV, SUNWAY VELOCITY
KUALA LUMPUR, MALAYSIA 55100

V21561-P97996

You invested in STARBOX GROUP HOLDINGS LTD. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on September 22, 2023.**

Get informed before you vote

View the Notice and Proxy Statement and Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 8, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

September 22, 2023
8:30 AM (Eastern Time)

VO2-03-07, Velocity Office 2
Lingkaran SV, Sunway Velocity
Kuala Lumpur, Malaysia 55100

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Re-election of Directors 01) Lee Choon Wooi 02) Khoo Kien Hoe 03) Lai Kwong Choy 04) Sung Ming-Hsuan 05) Ooi Bee Lian	For
2. To ratify the appointment of YCM CPA, Inc. as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2023.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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